Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Guttenberg and Christopher Edwards

Re:	Gelesis Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 22, 2022

File No. 333-262672

On behalf of Gelesis Holdings, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated May 6, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company.

Registration Statement on Form S-1

Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants overlying such securities.

The Company respectfully advises the Staff that it has revised the cover page, and also added the disclosure appearing on pages 18 through 19 and 50, of Amendment No. 2 in response to the Staff’s comment.

2.	Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company respectfully advises the Staff that it has revised the cover page, and also added the disclosure appearing on pages 17 through 19, 55 through 56, 104 through 106 and 149 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
May 23, 2022

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

The Company respectfully advises the Staff that it has revised the cover page, and also added the disclosure appearing on pages 49 through 50 of Amendment No. 2 in response to the Staff’s comment.

Risk Factors

Risks Related to Ownership of Our Common Stock, page 45

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company respectfully advises the Staff that it has added the disclosure appearing on pages 49 through 50 of Amendment No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 94

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
May 23, 2022

5.	We note that the projected revenues for 2021 were $26 million, as set forth in the unaudited prospective financial information management prepared in connection with the evaluation of the Business Combination. We also note that your actual revenues for Fiscal Year Ended December 31, 2021 was approximately $11.2 million. It appears that you missed your 2021 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

The Company respectfully advises the Staff that it has revised pages 45 and 104 though 106 of Amendment No. 2 in response to the Staff’s comment.

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company respectfully advises the Staff that it has revised pages 104 through 106 of Amendment No. 2 in response to the Staff’s comment.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company respectfully advises the Staff that it has added the disclosure appearing on pages 49 through 50 and 104 through 105 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
May 23, 2022

8.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the PIPE investors, the Backstop Purchasers and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the PIPE investors, the Backstop Purchasers and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company respectfully advises the Staff that it has added the disclosure appearing on pages 18 through 19 and 50 of Amendment No. 2 in response to the Staff’s comment.

9.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	On page 33 you state that you “plan to expand the scope of our operations including the development of a commercial-scale manufacturing line and hiring manufacturing staff.” Please update if you have done so.

•	On page 34 you state: “We expect to derive a significant portion of our revenue from renewal of existing qualified distributor contracts and sales of Plenity to existing distributors.”

•	On page 45, you state: “An active trading market for our Common Stock may not develop or continue or, if developed, may not be sustained, which would make it difficult for you to sell your shares of our Common Stock at an attractive price (or at all). The market price of our Common Stock may decline below your purchase price, and you may not be able to sell your shares of our Common Stock at or above the price you paid for such shares (or at all).”

The Company respectfully advises the Staff that it has revised pages 35, 36 and 47 of Amendment No. 2 in response to the Staff’s comment.

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Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
May 23, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Goodwin Procter LLP at (617) 570-1531.

Very truly yours,

/s/ Ettore A. Santucci
Ettore A. Santucci

cc:	Yishai Zohar, Chief Executive Officer, Gelesis Holdings, Inc.
Elliot Maltz, Chief Financial Officer, Gelesis Holdings, Inc.
David Abraham, General Counsel, Gelesis Holdings, Inc.
James T. Barrett, Goodwin Procter LLP
Tiffany Williamson, Goodwin Procter LLP